

November 2, 2012

<u>Via E-mail</u>
Jeffrey DeNunzio
President and CEO
Gold Bullion Acquisition, Inc.
780 Reservoir Avenue, #123
Cranston, Rhode Island 02910

> **Re: Gold Bullion Acquisition, Inc.**
> **Registration Statement on Form 10**
> **Filed October 9, 2012**
> **File No. 0-54822**

Dear Mr. DeNunzio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form 10</u>

<u>General</u>

1.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Exchange Act. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. To the extent that this is a voluntary filing, you may withdraw the filing prior to the sixtieth day so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

2. Some of these comments will require changes to the Form 10, while other comments may require new and enhanced disclosure in your periodic Exchange Act reports once you become subject to the reporting requirements. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 10 or new Exchange Act report we will find your responsive changes. Disclosure in the Form 10 should be accurate and current as of the date that the registration statement becomes effective by operation of law. As appropriate, please provide updated disclosure with each amendment.

3. There appears to be a gap in the page numbering of your filing from page 16 to page 21. Please correct the page numbering.

Business, page 3

4. We note your disclosure at page 3 that you were organized to "acquire a target company." We also note your disclosure at page 4 that you intend to finance the acquisition through an issuance of common stock. Please revise your disclosure to describe any difficulty you may face in obtaining such financing in view of your auditor's report relating to your ability to continue as a going concern and your balance sheet.

Form of Acquisition, page 4

5. We note your disclosure at page 5 that the analysis of new business opportunities will be undertaken by Mr. DeNunzio or under his supervision. Please revise to describe whether you will hire third parties to conduct this analysis and, if so, to describe who you anticipate these parties to be.

Directors and Executive Officers, page 16

6. Please revise to comply with Item 401(f) of Regulation S-K, which references ten years.

7. We note your statement on what appears to be page 17 of your filing that "Jeffrey DeNunzio, our sole officer and director, is not currently involved with other existing blank check companies, although as described previously, he has experience in the field [emphasis added]." If you have described Mr. DeNunzio's prior experience with blank check companies elsewhere in the filing, please revise to provide a cross-reference to the specific part of the filing in which you have provided this disclosure. Otherwise, please add the disclosure here. Ensure that your disclosure identifies the relevant companies by name as blank check companies and provides information concerning the nature, extent and duration of Mr. DeNunzio's experience with these companies.

Financial Statements

Statement of Changes in Stockholder's (Deficit), page F-4

8.   It appears that there are clerical errors in your statement of changes in stockholder's deficit. For example, please refer to the sums presented for deficit accumulated during the development stage and the total columns. Please revise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/A.N. Parker *for*

H. Roger Schwall
Assistant Director